

TSX / NYSE American
Symbol: TMQ

News Release

Trilogy Metals Reports First Quarter Fiscal 2018 Financial Results

April 5, 2018 - Vancouver, British Columbia – Trilogy Metals Inc. (TSX / NYSE American: TMQ) ("Trilogy", "Trilogy Metals" or "the Company") is pleased to report its first quarter results for the period ended February 28, 2018. Details of the Company's financial results are contained in the unaudited interim consolidated financial statements and Management's Discussion and Analysis which will be available on the Company's website at www.trilogymetals.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

First Quarter 2018 Highlights:

- Strong working capital position of $12.6 million, with cash on hand of $12.1 million.

- Announced final drill results for the 2017 Bornite Project drill program and the results of a metallurgical test work program demonstrating that a high quality, 30% copper concentrate containing no deleterious metals can be produced from the currently defined in-pit resources at the Bornite Project.

- Announced $10 million program and budget for the Bornite Project in 2018 which has been fully funded by South32 Limited ("South32").

- Announced additional in-fill drill results for the 2017 Arctic Project drill program and the results of the Arctic Project Pre-Feasibility Study ("Arctic PFS") showing strong economics.

- Announced a wholly-owned subsidiary of South32 had become a new large shareholder of the Company and concurrently, Trilogy had given South32 participation rights in future financings to participate to a minimum of 20% to a maximum of 40% in future financings, private or public, to a maximum ownership of 19.9% in the Company. The right expires if South32 does not participate for the lesser of 20%, or that number of shares that would not put them past a 19.9% ownership interest in the Company, in any particular financing.

Arctic Project

In a press release dated February 20, 2018 we announced the results of the Arctic PFS for our Arctic Copper-Zinc-Lead-Silver-Gold Project located in the Ambler mining district of Northwestern Alaska. These results converted indicated mineral resources at the Arctic Project to probable mineral reserves.

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Highlights of the Arctic PFS are as follows:

- Pre-tax Net Present Value ("NPV")$_{8\%}$ of $1,935.2 million calculated at the beginning of the three-year construction period and an Internal Rate of Return ("IRR") of 38.0% for the base case.
- After-tax NPV$_{8\%}$ of $1,412.7 million and after-tax IRR of 33.4% for the base case.
- Initial capital expenditure of $779.6 million and sustaining capital of $65.9 million for total estimated capital expenditures of $845.5 million over the estimated 12-year mine life. In addition, closure and reclamation costs are estimated at $65.3 million.
- Estimated pre-tax and after-tax payback of initial capital within 2 years for the base case at $3.00/lb copper. At $2.00/lb copper, pre-tax and after-tax payback of initial capital is 3 years.
- Minimum 12-year mine life supporting a maximum 10,000 tonne-per-day conventional grinding mill-and-flotation circuit to produce copper, zinc and lead concentrates containing significant gold and silver by-products.
- Life of mine strip ratio of 6.9 to 1.
- Average annual payable production projected to be more than 159 million pounds of copper, 199 million pounds of zinc, 33 million pounds of lead, 30,600 ounces of gold and 3.3 million ounces of silver for life of mine.
- A capital intensity ratio on initial capital of approximately $6,200 per tonne of average annual copper equivalent produced.
- Estimated cash costs of $0.15/lb of payable copper (C1 cash costs include on-site mining and processing costs, road tolls and maintenance, transport, royalties, and is net of by-product credits).
- Total "all-in" cash costs (initial/sustaining capital, operating, transportation, treatment and refining charges, road toll, and by-product metal credits) estimated at $0.63/lb of payable copper.
- Management believes economic indicators justify moving forward with permitting and a feasibility study.

Bornite Project

In a press release dated December 4, 2017, the Company announced the final set of drill results at the Bornite Project from the 2017 exploration drill program and in a press release dated January 10, 2018 the Company announced the results of a metallurgical test work program demonstrating that a high quality, 30% copper concentrate containing no deleterious metals can be produced at the currently defined in-pit resource at the Bornite Project.

In a press release December 14, 2017, the Company announced that South32 Limited had committed to fund the second tranche of $10 million under an Option Agreement on the Company's Alaskan assets entered into on April 10, 2017 ("Option Agreement"). The funds were fully received during the quarter and maintain the Option Agreement in good standing.

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Selected Results

The following selected financial information is prepared in accordance with U.S. GAAP.

in thousands of dollars, except for per share amounts

Selected expenses	Three months ended	
	February 28, 2018 $	February 28, 2017 $
General and administrative	345	370
Mineral properties expense	1,131	639
Professional fees	159	125
Salaries	229	239
Salaries – stock-based compensation	922	395
Unrealized (gain)/loss on held for trading investments	(639)	1,239
Loss/(gain) on sale of investments	774	(3)
Loss and comprehensive loss for the period	2,946	2,996
Basic and diluted loss per common share	$0.03	$0.03

For the three months ended February 28, 2018, Trilogy reported a net loss of $2.9 million (or $0.03 basic and diluted loss per common share) which was comparable to a net loss of $3.0 million for the corresponding period in 2017 (or $0.03 basic and diluted loss per common share). However, there were notable variances in the following expenses.

Both realized and unrealized loss (gain) on held for trading investments had significant movements period-to-period. The investments consist of common shares and warrants in GoldMining Inc. ("GMI") acquired as consideration for the sale of Sunward Investments Limited ("Sunward") and its Titiribi gold-copper exploration project in Colombia. During the period ended February 28, 2018, the Company sold 1,360,000 (2017 – 410,000) common shares of GMI for proceeds of $1.4 million (2017 – $0.6 million) and realized a loss on sale of $0.8 million (2017 - $Nil). During the period, the Company recorded an unrealized gain on the common shares of GMI of $0.6 million (2017 - loss of $1.2 million).

Adjusting for the realized and unrealized loss (gain) on held for trading investments, total expenses increased to $2.8 million for Q1 2018 compared to $1.8 million in Q1 2017. The increase is due to an increase in mineral properties expenses and stock-based compensation.

We incurred $1.1 million in mineral properties expense in Q1 2018 compared to $0.6 million in Q1 2017. The increase in mineral property expenses in 2018 was a result of the engineering, environmental and other consulting costs incurred in preparation of the Arctic PFS.

The increase in stock-based compensation is due to a higher share price contributing to an overall greater fair value for option grants and an increase in units granted in the period compared to the prior period.

Outlook

The 2018 program and budget at the Bornite Project of $10 million was approved by a Technical Committee jointly represented by Trilogy and South32 and will include in-fill and off-set drilling to better define and expand the high grade copper resources at the Bornite Project. We are currently planning for the field season which we anticipate to start in May

2018.

For the Arctic Project, we will continue the ore sorting program that has been initiated in FY2017. With the release of the Arctic PFS results during the quarter and the filing of the National Instrument 43-101 Technical Report subsequent to quarter end, the Company will start looking into next steps for the Arctic Project which will be getting prepared for feasibility and permitting.

We will be continuing to work closely with The Alaska Industrial Development and Export Authority ("AIDEA") (the proponent for the Ambler Mining District Industrial Access Project ("AMDIAP")) to advance the permitting process on the AMDIAP throughout 2018. The Bureau of Land Management ("BLM"), as the lead federal agency for the Environmental Impact Statement ("EIS"), will be moving the project through the EIS process. BLM has reached the end of the scoping process and according to the notice of intent, will be delivering a draft EIS by March 29, 2019 with the final EIS due December 30, 2019. A record of decision is due within one month of the final EIS. BLM will be developing preliminary alternatives based on the project purpose and need over the next few months, taking into account the input received from the public and agency comments during the scoping phase that was recently completed on January 31, 2018.

Qualified Persons

Andrew W. West, Certified Professional Geologist, Exploration Manager for Trilogy Metals Inc., is a Qualified Person as defined by National Instrument 43-101. Mr. West has reviewed the technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within the Company's land package that spans approximately 143,000 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contacts

Rick Van Nieuwenhuyse   Elaine Sanders
President & Chief Executive Officer   Vice President & Chief Financial Officer

info@trilogymetals.com
604-638-8088 or 1-855-638-8088
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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, the future price of copper, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects, the likelihood and timing of the AMDIAP, the potential future development of the Bornite and Arctic Projects (the "UKMP Projects"), the future operating or financial performance of the Company, planned expenditures and the anticipated activity at the UKMP Projects, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration plans and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving success of exploration, development and mining activities, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses; mineral reserve and resource estimates and the assumptions upon which they are based; assumptions and discount rates being appropriately applied to the PFS; our assumptions with respect to the likelihood and timing of the AMDIAP; capital estimates; prices for energy inputs, labour, materials, supplies and services the interpretation of drill results, the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties as well as the construction of the access road; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2017 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission (the "SEC") and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Non-GAAP Performance Measures

Some of the financial measures referenced in this press release are non-GAAP performance measures. We have not reconciled forward-looking full year non-GAAP performance measures contained in this news release to their most directly comparable GAAP measures, as permitted by Item 10(e)(1)(i)(B) of Regulation S-K. Such reconciliations would require unreasonable efforts at this time to estimate and quantify with a reasonable degree of certainty various necessary GAAP components, including for example those related to future production costs, realized sales prices and the timing of such sales, timing and amounts of capital expenditures, metal recoveries, and corporate general and administrative amounts and timing, or others that may arise during the year. These components and other factors could materially impact the amount of the future directly comparable GAAP measures, which may differ significantly from their non-GAAP counterparts.

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Cautionary Note to United States Investors

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended ("CIM Definition Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination.

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